United States securities and exchange commission logo





                             April 17, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 4 USA LLC
       62 Clementel Dr
       Durham, Connecticut
       06422

                                                        Re: Energea Portfolio 4
USA LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 3, 2024
                                                            File No. 024-12389

       Dear Mike Silvestrini:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Liability to Make Additional Contributions, page 37

   1. We note your response to prior comment 7. Please further revise to clarify how each of the referenced sections of
the Delaware LLC Act could require investors to make further contributions to the
Company.
       Index to Financial Statements, page 41

   2. Your amendment to Form 1-A, filed on April 3, 2024, is required to include audited financial statements as
of December 31, 2024. Please amend your filing to provide the updated financial
information. Refer to paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs
(b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the
filing date. In addition, we remind you of prior comment 6.
 Mike Silvestrini
Energea Portfolio 4 USA LLC
April 17, 2024
Page 2

       Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707
with any other questions.



                                                        Sincerely,
FirstName LastNameMike Silvestrini
                                                        Division of Corporation
Finance
Comapany NameEnergea Portfolio 4 USA LLC
                                                        Office of Energy &
Transportation
April 17, 2024 Page 2
cc:       David H. Roberts, Esq.
FirstName LastName